SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 46 )

TRANSCONTINENTAL REALTY INVESTORS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
893617-20-9
(CUSIP Number)
Louis J. Corna
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
(469) 522-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 18, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS American Realty Trust, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

	7	SOLE VOTING POWER 851,658

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 851,658
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,507,710

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS Transcontinental Realty Acquisition Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER 1,213,226

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 1,213,226
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,226

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS American Realty Investors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER -0-

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER -0-
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,720,936

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS EQK Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER 3,735,545

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 3,735,545
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,656,052

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS Basic Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER 920,507

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 920,507
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,507

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer
     This Amendment No. 46 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Shares”) of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation (“TCI” or the “Issuer”) and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 45 (the “Amended Statement”) filed by and on behalf of the “Reporting Persons” described below and others who are no longer “Reporting Persons”. The principal executive offices of TCI are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 893617-20-9.
     This Amendment No. 46 to Schedule 13D is being filed to reflect transfers by one of the Reporting Persons (EQK Holdings, Inc.) of 622,097 Shares to another Reporting Person (American Realty Trust, Inc.) and 920,507 Shares to a former Reporting Person (Basic Capital Management, Inc.) which transfers were required by an order entered November 7, 2008 by the U.S. District Court for the Eastern District of Texas, Sherman Division, in Case No. 4:06CV18 styled Sunset Management LLC v. American Realty Investors, Inc., et al.. See Item 5(c) below.
Item 2. Identity and Background
     Item 2 of the Amended Statement is hereby further amended as follows:
     This Amendment is being filed on behalf of American Realty Trust, Inc., a Georgia corporation (“ART”), American Realty Investors, Inc. a Nevada corporation (“ARL”), EQK Holdings, Inc., a Nevada corporation (“EQK”). Transcontinental Realty Acquisition Corporation, a Nevada corporation(“TCI AcqSub”) and Basic Capital Management, Inc., a Nevada corporation (“BCM”). BCM is a wholly owned subsidiary of EQK. EQK is a wholly owned subsidiary of ART. Each of TCI AcqSub and ART is a wholly owned subsidiary of ARL. All of ART, ARL, EQK, BCM and TCI AcqSub are collectively referred to as the “Reporting Persons” and each have their principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The Reporting Persons may be deemed to constitute a “person” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM is (and has been since November 17, 2008) a wholly owned subsidiary of EQK, which is a wholly-owned subsidiary of ART, and ART and TCI AcqSub are each wholly-owned subsidiaries of ARL.
Item 3. Source and Amount of Funds or Other Consideration
     On November 18, 2008, pursuant to a contribution to capital by EQK to BCM, certificates representing 920,507 Shares were transferred back to BCM (which certificates are registered in the name of BCM) at a value of $12.14 per Share, the closing price on the NYSE on November 17, 2008, a total value of $11,174,954.70. BCM did not pay any funds for such stock.

     Also, on November 18, 2008, pursuant to a dividend distribution ART received from EQK certificates representing 622,097 Shares (which certificates are registered in the name of ART) at a value of $12.14 per Share, the closing price on the NYSE on November 17, 2008, for a total value of $7,552,257.58. ART did not pay any funds for such stock, but instead received the Shares in payment of a dividend from EQK.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Amended Statement is hereby further amended as follows:
     (a) According to the latest information available from the Issuer, as of October 17, 2008, the total number of issued and outstanding Shares was believed by the Reporting Persons to be 8,113,669 Shares. As of November 18, 2008, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

	No. of Shares	Approximate %
Name	Owned Directly	Class
ART*	5,507,710	67.88%
ARL*†	6,720,936	82.83%
BCM*	920,507	11.35%
EQK*	4,656,052	57.39%
TCI AcqSub	1,213,226	14.95%

Totals	6,720,936	82.83%

*	BCM owns 920,507 Shares direct; BCM is a wholly owned subsidiary of EQK. EQK owns 3,735,545 Shares direct; EQK is a wholly owned subsidiary of ART. ART owns 851,658 Shares direct (of which 622,097 Shares were received November 18, 2008 in payment of a dividend from EQK); ART is a wholly owned subsidiary of ARL. ARL does not hold direct ownership of any Shares.

†	1,213,226 shares are the same Shares owned by TCI AcqSub which is a wholly-owned subsidiary of ARL.
     Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), each of the directors of ARL, ART, BCM and EQK may be deemed to beneficially own the number of Shares owned by ART, BCM and EQK and their respective subsidiaries described above; and each of the directors of ARL and TCI AcqSub may be deemed to beneficially own the number of Shares owned by TCI AcqSub described above. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

		No. of Shares	% of
Name of Director	Entity	Beneficially Owned	Class
Mickey Ned Phillips	BCM	920,507	11.35%
Ryan T. Phillips	BCM	920,507	11.35%
Ted P. Stokley	ARL	6,720,936*†	82.83%
Sharon Hunt	ARL	6,720,936*†	82.83%
Ted R. Munselle	ARL	6,720,936*†	82.83%
Henry A. Butler	ARL	6,720,936*†	82.83%
Robert A. Jakuszewski	ARL	6,720,936*†	82.83%
Daniel J. Moos	ART, EQK and TCI AcqSub	6,720,936*†	82.83%
Gene S. Bertcher	ART, EQK, and TCI AcqSub	6,720,936*†	82.83%

Total Units beneficially owned by Reporting Persons and individuals listed above:		6,720,936	82.83%

     (b) Each of the directors of BCM share voting and dispositive power over the 920,507 Shares held by BCM. Each of the directors of EQK share voting and dispositive power over the 3,735,545 Shares held by EQK. Each of the directors of TCI AcqSub share voting and dispositive power over the 1,213,226 Shares held by TCI AcqSub. Each of the directors of ART share voting and dispositive power over the 851,658 Shares held directly by ART.
     (c) During the 60 calendar days ended November 18, 2008, the Reporting Persons and their executive officers, directors, partners and trustees, as the case may be, did not engage in any transaction in the Shares or any other equity interest derivative thereof, except as described in Item 3 above for a November 18, 2008 contribution to capital of BCM by EQK of 920,507 Shares at a value of $12.14 per Share (the closing price of the Shares on November 17, 2008 on the NYSE) and a November 18, 2008 dividend by EQK to ART of 622,097 Shares at a value of $12.14 per Share.
     (d) No person other than the Reporting Persons or its respective Board of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares held by each of the Reporting Persons, subject to the matters set forth in Item 6 below.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer
     Item 6 of the Amended Statement is hereby further amended to read as follows:

     EQK currently has pledged 2,129,701 Shares to Sunset Management, LLC (“Sunset”) pursuant to a loan agreement with such lender and the result of certain litigation among BCM, ART, ARL and Sunset. BCM currently has pledged 920,507 Shares (the same certificates in the name of BCM contributed to its capital by EQK)to Sunset pursuant to a loan agreement with Sunset and the result of certain litigation among BCM, ART, ARL and Sunset. ART currently has pledged 622,097 Shares (the same certificates in the name of ART which ART received as a dividend from EQK) to Sunset pursuant to a loan agreement with Sunset and the result of certain litigation among BCM, ART, ARL and Sunset. Such Shares (a total of 3,672,305 Shares)are the subject of various pledge agreements and amendments pursuant to which Commonwealth Land Title Insurance Company (“Commonwealth”) is the current Pledge Holder of the securities.
     EQK has also made accommodation pledges, for loans to others, to Consolidated National Corporation (531,922 Shares), Barbara and Anita Laken (71,079 Shares) and Shinhan Bank (869,300 Shares).
     TCI AcqSub has also made an accommodation pledge for a loan to another entity to Consolidated National Corporation of 1,213,226 Shares.
     The remaining 133,554 Shares owned directly by EQK and 229,561 Shares owned directly by ART may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of EQK and ART respectively. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements may vary with applicable costs and account balances.
     Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURES
     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 46 to Statement on Schedule 13D is true, complete and correct.
Dated: November 19, 2008.

AMERICAN REALTY TRUST, INC.		AMERICAN REALTY INVESTORS, INC.

By:	/s/ Louis J. Corna	By:	/s/ Louis J. Corna

	Louis J. Corna Executive Vice President and Secretary		Louis J. Corna Executive Vice President and Secretary

TRANSCONTINENTAL REALTY ACQUISITION CORPORATION		EQK HOLDINGS, INC.

By:	/s/ Louis J. Corna	By:	/s/ Louis J. Corna

	Louis J. Corna Vice President		Louis J. Corna Vice President and Secretary

BASIC CAPITAL MANAGEMENT, INC.

By:	/s/ Louis J. Corna

Louis J. Corna Executive Vice President and Secretary